April 5, 2013

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	KMG Chemicals, Inc.

Form 10-K for the Year Ended July 31, 2012

Filed October 15, 2012

Form 10-Q for the Period Ended October 31, 2012

Filed December 10, 2012

Definitive Proxy Statement on Schedule 14A

Filed October 29, 2012

File No. 1-35577

Dear Mr. Decker:

KMG Chemicals, Inc. (the “Company”), hereby submits the following responses to your letter dated March 1, 2013 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Form 10-K, Form 10-Q, and the Definitive Proxy Statement on Schedule 14A.

In this letter, I have reproduced your comments in italics typeface, and have made the Company’s responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. I respectfully request that the Staff provide its further comments at its earliest convenience.

General

1.	It does not appear that you amended your Form 8-K filed with the Commission on December 8, 2011 to report your decision regarding the frequency of say-on-pay votes, or included such disclosure in subsequent periodic reports filed after the annual meeting which took place on December 6, 2011. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting (refer to Item 5.07(d) of Form 8-K). Please advise. For additional guidance, please also refer to SEC Release No. 33-9178 (January 25, 2011) and Question 121A.04 of Form 8-K Compliance and Disclosure Interpretations.

Response:

The Form 8-K we filed with the Commission on December 8, 2011 disclosed the results of the shareholder votes on the frequency of say-on-pay, and we included a say-on-pay ballot in the 2012 proxy materials in line with the results of the frequency vote. We intend to have a shareholder vote annually on say-on-pay. We will report that decision regarding the frequency of say-on-pay votes in our next periodic report.

Mr. Rufus Decker

April 5, 2013

Management’s Discussion and Analysis, page 19

Liquidity and Capital Resources, page 23

Cash Flows, page 23

2.	In future filings, please identify net income adjusted for depreciation and amortization as being a non-GAAP measure when it is presented or discussed and include the disclosures required by Item 10(e) of Regulation S-K. Please show us supplementally what your revisions will look like.

Response:

We have discontinued using “net income adjusted for depreciation and amortization,” and will continue doing so in future filings. See our most recent report on Form 10-Q filed March 12, 2013, where in the context of discussing Cash Flows we said:

“Net cash provided by operating activities was $8.6 million for the first six months of fiscal year 2013 as compared to $14.5 million for the comparable period in 2012. Cash flows from operating activities during the current period were favorably impacted by a $4.4 million reduction in trade accounts receivable from lower sales in each of our business segments for the current period as compared to the end of the fourth quarter of fiscal year ended 2012. Operating cash flows were unfavorably impacted by a $1.7 million increase in inventories primarily due to the timing of creosote purchases and, to a lesser extent, higher inventories in our electronic chemicals segment. Accounts Receivable-other increased by $2.6 million including $1.8 million resulting from payments of estimated income taxes for the current period.”

Financial Statements

13. Segment Information, page 57

3.	You disclosed that during the first quarter of fiscal 2012, you re-evaluated the criteria used to determine operating segments and concluded that your two wood treating product lines met the criteria of a single operating segment. Please help us understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 9 as well as your reportable segments pursuant to ASC 280-10-50-10. If you aggregate operating segments, please tell us how you determined this was appropriate based on ASC 280-10-50-11 through 19. Please also specifically address how you determined that your two wood treating product lines met the criteria of a single operating segment.

Response:

In the first quarter of fiscal year 2012, the Company re-evaluated the criteria used to determine operating segments under ASC 280-10-50-1 through -9, following changes in the management and reporting structure of the Company’s operations. As a result of those changes, the Company concluded that its two previously reported wood treating chemical segments, penta and creosote, would then meet the criteria of a single operating segment. Beginning with the first quarter of fiscal year 2012, the composition of the Company’s reportable segments was revised to combine the two former wood treating chemical segments as one segment. The Company sold its animal health business on March 1, 2012, and results of that former segment were reported in the Company’s report on Form 10-K for fiscal year 2012 as discontinued operations. Therefore, the periodic report on Form 10-Q for the third quarter of fiscal year 2012, and the Company’s report on Form 10-K for fiscal year 2012, reported two segments – electronic chemicals and wood treating chemicals. Prior year information was reclassified to conform to the current period presentation.

Mr. Rufus Decker

April 5, 2013

When the Company acquired its electronic chemicals businesses in fiscal years 2008 and 2011, it experienced significant growth. Those acquisitions represented an important shift in the Company’s operations and strategic direction. As a consequence of that shift, net revenue from wood treating chemicals as a percentage of total Company net revenue declined from approximately 80% in fiscal 2007 (in the year before the acquisition of the electronic chemicals business) to approximately 39% in fiscal 2011. In fiscal year 2012, wood treating chemical comprised about 41% of net revenues. Meanwhile, the share of net revenues from the electronic chemicals segment increased to approximately 57% and 59% in fiscal years 2011 and 2012, respectively, and is expected to grow as the Company pursues its strategy. Wood treating chemicals’ share of total revenues is expected to decline further as that strategy for growth is implemented.

To facilitate management of the acquired electronic chemicals businesses and the wood treating chemicals business, and to better implement its strategic plan, the Company revised operations and reporting responsibilities for the formerly separate penta and creosote wood treating chemical segments. Effective August 1, 2011, operations consisting of penta, creosote and animal health segments were placed under the direct management of John Sobchak, the Company’s CFO. The long-time VP of Sales overseeing those products announced his retirement, and the Company promoted Mike Hoffman to be VP and General Manager of wood treating chemicals to manage the penta and creosote product lines. He reports to Mr. Sobchak. This has proved to be efficient, as the nature of the business activities for penta and creosote is similar. Both penta and creosote are used to protect wood from mold, mildew, fungus and insects, they are subject to the same regulatory scheme, and both are sold to an overlapping set of industrial customers who use those chemicals as wood preservatives for railroad crossties and utility poles.

This reorganization has allowed Neal Butler, the Company’s President and CEO, to focus more of his attention on the electronic chemicals segment that is experiencing important growth. Mr. Butler is also the Company’s Chief Operating Decision Maker (CODM) under the provisions of ASC-280-10-50-5. Since the re-alignment of reporting responsibilities at the beginning of the first quarter of fiscal year 2012, each of the Company’s two operating segments (electronic chemicals and wood treating chemicals) report to Mr. Butler. In the case of the wood treating chemicals segment, that reporting is done through Mr. Sobchak, the Company’s CFO. He therefore serves as the wood treating chemicals segment manager (as defined by ASC-280-10-50-7), and he is directly accountable to and maintains regular contact with the CEO/CODM.

Along with the implementation of the new management reporting structure, the Company changed the format of the financial information provided to the CODM to combine all wood treating chemicals operations as a single business. Discrete financial information for the penta and creosote product lines is now considered by the Company’s CFO, who has operational responsibility for wood treating chemicals. However, the Company’s CEO/CODM reviews aggregate financial information for the wood treating chemicals segment for the purpose of allocating resources and cash flows to the overall business and assessing the business’ performance. Similarly, aggregate results from the wood treating chemicals segment is reported to the Board of Directors.

In summary, the Company believes that the criteria of ASC 280-10-50-1 through -9 are met for reporting wood treating chemicals business as a single operating segment. The Company has not aggregated operating segments within the meaning of ASC 280-10-50-10 through -19.

Mr. Rufus Decker

April 5, 2013

Form 10-Q for the Period Ended October 31, 2012

Management’s Discussion and Analysis, page 19

Three Month Period Ended October 31, 2012, page 15

Segment Data, page 15

4.	In future filings, please discuss, with quantification, the business reasons for changes between periods in each segment’s income from operations. Please also discuss and disclose the business reasons for changes in the other corporate expense line item shown on page 13 of your segment footnote for the periods presented. Please show us supplementaly what your revisions will look like.

Response:

We revised our disclosure on each of our segment’s income from operations to provide quantifications and business reasons for changes in other corporate expenses in our second quarter report on Form 10-Q, filed March 12, 2013. We will provide similar disclosure in our future filings.

“In the second quarter of fiscal year 2013, operating income in the electronic chemicals segment was $2.4 million, a decrease of $92,000, or 3.6%, as compared to $2.5 million for the prior year period. For the six month periods, operating income in the electronic chemicals segment increased $2.3 million, or 44.7% to $7.5 million from $5.2 million. Operating income for the segment in second quarter of fiscal year 2013 was depressed by weakened demand in North America. Even though segment sales for the six month period were also lower in fiscal year 2013 as compared to the prior year and distribution expenses were higher due to an increase in average freight costs and decline in shipments using our lowest cost carrier, operating income improved in the current year over the prior year period because of the completion our electronic chemicals segment integration in fiscal year 2012.

“In our wood treating chemicals segment, operating income decreased $1.0 million, or 31.7%, to $2.2 million in the second quarter of fiscal year 2013 as compared to $3.3 million for the prior year period. For the six month periods, operating income in the wood treating segment decreased $2.9 million or 34.1%, to $5.6 million from $8.5 million. The decrease in operating income for both the quarter and the six month periods was due to a decrease in creosote sales volume.

“Other corporate expense primarily represents employee stock-based compensation expenses and those public entity expenses such as board compensation, audit expense and fees related to the listing of our stock. In the second quarter of fiscal year 2013, other corporate expense was $1.5 million, an increase of $565,000, or 63.6%, as compared to $888,000 for the prior year period. For the six month periods, other corporate expense increased $1.0 million, or 56.5% to 2.8 million from $1.8 million. The increase in both the three and six month periods was due to expenses associated with the advancement of our consolidation strategy.”

Mr. Rufus Decker

April 5, 2013

Definitive Proxy Statement on Schedule 14A filed on October 29, 2012

Grants of Plan-Based Awards, page 22

5.	We note disclosure of the target estimated future pay-outs under non-equity plan awards; however, you have not provided disclosure of the threshold and maximum estimated future pay-outs under non-equity incentive plan awards, in accordance with Item 402(d)(2)(iii) of Regulation S-K. In this regard, we also note your response to comment 19 in our comment letter dated February 23, 2010. Please advise, or otherwise include appropriate disclosure in your future filings.

Response:

We will provide threshold, target and maximum amounts under non-equity incentive plans in our future filings. Those amounts were also calculable from information included in our Definitive Proxy Statement on Schedule 14A filed on October 29, 2012, and note 1 to the table for Grants of Plan-Based Awards in Fiscal Year 2012 referred to that information. However, the table has been revised to add the additional disclosure under non-equity incentive plans, and will be presented in future filings.

		Estimated Future Payouts Under Non-Equity Incentive Plans(1)				Estimated Future Payouts Under Equity Incentive Plan Awards (#) (1) (2)
Name	Grant Date	Threshold	Target	Maximum	Series	Threshold	Target	Maximum	All Other Stock Awards	Grant Date Fair Value of Stock Awards (3)
J. Neal Butler	10/11/2011	$103,960	$339,000	$442,960	Series 1	1,542	30,837	30,837	—	$240,159
					Series 2	4,112	20,558	20,558	—	$—

John V. Sobchak	10/11/2011	$37,050	$123,500	$160,550	Series 1	575	11,492	11,492	—	$89,500
					Series 2	1,532	7,661	7,661	—	$—

Roger C. Jackson	10/11/2011	$35,100	$117,000	$152,100	Series 1	296	5,918	5,918	—	$46,089
					Series 2	789	3,945	3,945	—	$—

Ernest C. Kremling	10/11/2011	$36,750	$122,500	$159,250	Series 1	537	10,740	10,740	—	$83,643
					Series 2	1,432	7,160	7,160	—	$—

(1)	Payments under the Non-Equity Incentive represent potential annual cash incentives. The actual amount of all non-equity incentives for fiscal year 2012 were determined and paid in early fiscal year 2013. Those amounts are included in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

Mr. Rufus Decker

April 5, 2013

(2)	On October 11, 2011, certain executives, including executives in the above table, were granted performance-based restricted stock awards, Series 1 and Series 2. The Series 1 awards are subject to a performance requirement composed of revenue growth and annual return on invested capital measured across a three-year period beginning August 1, 2011. The threshold of 5.0% of the award vests if the average annualized revenue growth rate over the measuring period is at least 4.7%. The maximum award vests, if the average annualized revenue growth rate over the measuring period is at least 13.25% while the average annual return on assets is at least 22.0%. The Series 2 awards are subject to a performance requirement pertaining to the growth rate in our earnings per share over the same three year measurement period. If the annualized increase in earnings per share is 15.0% over the measuring period, a threshold of 20.0% of the award vests. If the annualized increase is at least 20.5%, the entire award vests.
(3)	This amount represents that aggregate grant date fair value. See note 11 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended July 31, 2012.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and the Company will supply further detail as quickly as reasonably possible.

Sincerely,

/s/ John V. Sobchak

John V. Sobchak

cc:	Roger C. Jackson

William B. Nelson

Mr. Rufus Decker

April 5, 2013

As requested in the letter dated March 1, 2013, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the year ended July 31, 2012, Form 10-Q for the period ended October 31, 2012, and the Definitive Proxy Statement on Schedule 14A filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Form 10-Q, and the Definitive Proxy Statement on Schedule 14A;

•

Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K, the Form 10-Q, and the Definitive Proxy Statement on Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K, the Form 10-Q, and the Definitive Proxy Statement on Schedule 14A; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ John V. Sobchak

Name: Title:	John V. Sobchak Chief Financial Officer